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                                                                    Exhibit 4.2


NEWS RELEASE

FOR IMMEDIATE RELEASE



                      KTI Acquires First State Recycling
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      Guttenberg, N.J. (August 5, 1998) -- KTI, Inc. (Nasdaq: KTIE) announced today that it has acquired First State Recycling, Inc. a value added plastics processor based in Wilmington, Del. The purchase price was $1.9 million in cash and KTI common stock.

      Founded in 1995, First State produced $275,000 in net income on $2 million in revenue in 1997. Through the first half of 1998, First State's annual revenue run rate is approximately $4 million.

      Di Goodman, president of Manner Resins, a wholly-owned KTI subsidiary, said, "We plan to integrate the operations of First State with Manner Resins and FCR's plastic processing unit to create a new operating entity for sourcing, transporting and processing recycled plastics. This acquisition will be accretive to earnings immediately."

      For further information, contact Frank N. Hawkins, Jr. or Julie Marshall at Hawk Associates, Inc. (305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassoicates.com.
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This release contains various forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represent the company's expectations or beliefs concerning future events of the company's financial performance. These forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Results actually achieved may differ materially from expected results included in these statements.